UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended March 31, 2017

Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PACIFIC DRILLING S.A.

As used in this report on Form 6-K (this “Form 6-K”), unless the context otherwise requires, references to “Pacific Drilling,” the “Company,” “we,” “us,” “our” and words of similar import refer to Pacific Drilling S.A. and its subsidiaries. Unless otherwise indicated, all references to “U.S. $” and “$” in this report are to, and amounts are represented in, United States dollars.

The information and our unaudited condensed consolidated financial statements in this Form 6-K should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2016 (our “2016 Annual Report”) filed with the Securities and Exchange Commission (“SEC”) on February 24, 2017. We prepare our unaudited condensed consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

PART I — FINANCIAL INFORMATION

Item 1 — Financial Statements (Unaudited)

Unaudited Condensed Consolidated Financial Statements

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except per share information) (unaudited)

	Three Months Ended March 31,
	2017	2016
Revenues
Contract drilling	$105,509	$205,378
Costs and expenses
Operating expenses	(60,448)	(78,973)
General and administrative expenses	(22,461)	(15,126)
Depreciation expense	(69,631)	(68,076)
	(152,540)	(162,175)
Operating income (loss)	(47,031)	43,203
Other income (expense)
Interest expense	(50,011)	(45,493)
Other income (expense)	(729)	1,632
Loss before income taxes	(97,771)	(658)
Income tax expense	(2,076)	(1,853)
Net loss	$(99,847)	$(2,511)
Loss per common share, basic (Note 5)	$(4.69)	$(0.12)
Weighted-average number of common shares, basic (Note 5)	21,273	21,121
Loss per common share, diluted (Note 5)	$(4.69)	$(0.12)
Weighted-average number of common shares, diluted (Note 5)	21,273	21,121

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

(in thousands) (unaudited)

	Three Months Ended March 31,
	2017	2016

Net loss	$(99,847)	$(2,511)
Other comprehensive income (loss):
Unrecognized gain (loss) on derivative instruments	19	(5,080)
Reclassification adjustment for loss on derivative instruments realized in net income (Note 7)	1,799	2,241
Reclassification adjustment for loss on derivative instruments realized in property and equipment (Note 7)	—	585
Total other comprehensive income (loss)	1,818	(2,254)
Total comprehensive loss	$(98,029)	$(4,765)

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands, except par value) (unaudited)

	March 31,	December 31,
	2017	2016
Assets:
Cash and cash equivalents	$498,890	$585,980
Restricted cash	8,505	40,188
Accounts receivable	40,411	94,622
Materials and supplies	94,482	95,679
Deferred costs, current	10,183	10,454
Prepaid expenses and other current assets	8,505	13,892
Total current assets	660,976	840,815
Property and equipment, net	4,848,409	4,909,873
Long-term receivable	202,575	202,575
Other assets	46,942	44,944
Total assets	$5,758,902	$5,998,207
Liabilities and shareholders’ equity:
Accounts payable	$20,671	$17,870
Accrued expenses	37,020	45,881
Long-term debt, current	467,802	496,790
Accrued interest	33,059	14,164
Deferred revenue, current	24,327	45,755
Total current liabilities	582,879	620,460
Long-term debt, net of current maturities	2,547,888	2,648,659
Deferred revenue	27,430	32,233
Other long-term liabilities	30,473	30,655
Total long-term liabilities	2,605,791	2,711,547
Commitments and contingencies
Shareholders’ equity:
Common shares, $0.01 par value per share, 5,000,000 shares authorized, 22,551 shares issued and 21,284 and 21,184 shares outstanding as of March 31, 2017 and December 31, 2016, respectively	213	212
Additional paid-in capital	2,362,458	2,360,398
Accumulated other comprehensive loss	(17,375)	(19,193)
Retained earnings	224,936	324,783
Total shareholders’ equity	2,570,232	2,666,200
Total liabilities and shareholders’ equity	$5,758,902	$5,998,207

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Shareholders’ Equity

(in thousands) (unaudited)

						Accumulated
			Additional			Other		Total
	Common Shares		Paid-In	Treasury Shares		Comprehensive	Retained	Shareholders’
	Shares	Amount	Capital	Shares	Amount	Loss	Earnings	Equity
Balance at December 31, 2016	21,184	$212	$2,360,398	1,367	$—	$(19,193)	$324,783	$2,666,200
Shares issued under share-based compensation plan	100	1	(155)	(100)	—	—	—	(154)
Share-based compensation	—	—	2,215	—	—	—	—	2,215
Other comprehensive income	—	—	—	—	—	1,818	—	1,818
Net loss	—	—	—	—	—	—	(99,847)	(99,847)
Balance at March 31, 2017	21,284	$213	$2,362,458	1,267	$—	$(17,375)	$224,936	$2,570,232

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in thousands) (unaudited)

	Three Months Ended March 31,
	2017	2016
Cash flow from operating activities:
Net loss	$(99,847)	$(2,511)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation expense	69,631	68,076
Amortization of deferred revenue	(31,079)	(12,658)
Amortization of deferred costs	3,306	2,835
Amortization of deferred financing costs	8,091	3,625
Amortization of debt discount	305	323
Deferred income taxes	908	1,715
Share-based compensation expense	2,215	2,164
Changes in operating assets and liabilities:
Accounts receivable	54,211	30,591
Materials and supplies	1,197	2,010
Prepaid expenses and other assets	(1,495)	(7,055)
Accounts payable and accrued expenses	16,421	(2,412)
Deferred revenue	4,848	—
Net cash provided by operating activities	28,712	86,703
Cash flow from investing activities:
Capital expenditures	(10,127)	(28,588)
Net cash used in investing activities	(10,127)	(28,588)
Cash flow from financing activities:
Net payments from shares issued under share-based compensation plan	(154)	—
Proceeds from long-term debt	—	235,000
Payments on long-term debt	(134,540)	(1,875)
Payments for financing costs	(2,664)	—
Net cash provided by (used in) financing activities	(137,358)	233,125
Net increase (decrease) in cash and cash equivalents	(118,773)	291,240
Cash, cash equivalents and restricted cash, beginning of period	626,168	116,033
Cash, cash equivalents and restricted cash, end of period	$507,395	$407,273

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1 — Nature of Business

Pacific Drilling S.A. and its subsidiaries (“Pacific Drilling,” the “Company,” “we,” “us” or “our”) is an international offshore drilling contractor committed to being the preferred provider of offshore drilling services to the oil and natural gas industry through the use of high-specification floating rigs. Our primary business is to contract our high-specification floating rigs to drill wells for our clients.

Note 2 — Significant Accounting Policies

Basis of Presentation — Our accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information and Article 10 of Regulation S-X of the Securities and Exchange Commission. Pursuant to such rules and regulations, these financial statements do not include all disclosures required by GAAP for complete financial statements. Our unaudited condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair presentation of financial position, results of operations and cash flows for the presented interim periods. Such adjustments are considered to be of a normal recurring nature unless otherwise identified. Operating results for the three months ended March 31, 2017 are not necessarily indicative of the results that may be expected for the year ending December 31, 2017 or for any future period. The accompanying unaudited condensed consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and notes of the Company for the year ended December 31, 2016.

Reverse Stock Split — On May 24, 2016, shareholders at our Extraordinary General Meeting approved a 1-for-10 reverse stock split of our common shares (the “Reverse Stock Split”). The Reverse Stock Split became effective and our common shares began trading on a split-adjusted basis as of the commencement of trading on May 25, 2016. On the effective date of the Reverse Stock Split, our shareholders received one new common share for every 10 common shares they owned. No fractional shares were issued in connection with the Reverse Stock Split; instead holders of fractional shares were paid out in cash for any fractional interests, which was not material in the aggregate. All share and per share information in the accompanying financial statements has been restated retroactively to reflect the Reverse Stock Split.

Principles of Consolidation — Our unaudited condensed consolidated financial statements include the accounts of Pacific Drilling S.A. and consolidated subsidiaries that we control by ownership of a majority voting interest and entities that meet the criteria for variable interest entities for which we are deemed to be the primary beneficiary for accounting purposes. We eliminate all intercompany transactions and balances in consolidation.

We are party to a Nigerian joint venture, Pacific International Drilling West Africa Limited (“PIDWAL”), with Derotech Offshore Services Limited (“Derotech”), a privately-held Nigerian registered limited liability company. Derotech owns 51% of PIDWAL and PIDWAL has a 50.1% ownership interest in two of our rig holding subsidiaries, Pacific Bora Ltd. and Pacific Scirocco Ltd. PIDWAL’s interest in the rig holding subsidiaries is held through a holding company of PIDWAL, Pacific Drillship Nigeria Limited (“PDNL”). Derotech will not accrue the economic benefits of its interest in PIDWAL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Likewise, PIDWAL will not accrue the economic benefits of its interest in PDNL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. PIDWAL and PDNL are variable interest entities for which we are the primary beneficiary. Accordingly, we consolidate all interests of PIDWAL and PDNL and no portion of their operating results is allocated to the noncontrolling interest.

In addition to the joint venture agreement, we are a party to marketing and logistic services agreements with Derotech and an affiliated company of Derotech. During the three months ended March 31, 2017 and 2016, we incurred fees of $1.4 million and $2.9 million, respectively, under such agreements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

Recently Adopted Accounting Standards

Deferred Taxes — On November 20, 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-17, Balance Sheet Classification of Deferred Taxes, which requires all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. The guidance, however, does not change the existing requirement that only permits offsetting within a tax jurisdiction. We adopted the standard prospectively effective January 1, 2017, which resulted in the reclassification of our deferred tax balances from current to long-term on our consolidated balance sheets. Our adoption of the standard did not have a material effect on our consolidated financial statements and related disclosures.

Share-based Payments — On March 30, 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which requires recognition of the income tax effects of equity awards in the income statement when the awards vest or are settled. The standard also allows employers to withhold shares upon settlement of an award for an amount up to the employees’ maximum individual tax rate in the relevant jurisdiction without resulting in liability classification of the award. The standard permits entities to make an accounting policy election for the impact of forfeitures on the recognition of expense for share-based payment awards. We adopted the standard effective January 1, 2017, which did not have a material effect on our consolidated financial statements and related disclosures.

Recently Issued Accounting Standards

Revenue Recognition — On May 28, 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This standard will replace most existing revenue recognition guidance under GAAP when it becomes effective. The standard will be effective for annual periods and interim periods beginning after December 15, 2017. We expect to apply the modified retrospective approach to our adoption. We are currently evaluating the requirements to determine the effect such requirements may have on our consolidated financial statements and related disclosures.

Leases —  On February 25, 2016, the FASB issued ASU 2016-02, Leases, which (a) requires lessees to recognize a right to use asset and liability for virtually all leases, and (b) updates previous accounting standards for lessors to align certain requirements with the updates to lessee accounting standards and the revenue recognition accounting standards. The update, which permits early adoption, is effective for annual and interim periods beginning after December 15, 2018. Under the updated accounting standards, we believe that our drilling contracts may contain a lease component, and our adoption of the updates, therefore, may require that we separately recognize revenues associated with the lease and services components. Given the interaction with the accounting standards update related to revenue from contracts with customers, we may adopt the updates concurrently, effective January 1, 2018, and we expect to apply the modified retrospective approach to our adoption. Our adoption, and the ultimate effect on our consolidated financial statements, will be based on an evaluation of the contract-specific facts and circumstances, and such effect could introduce variability to the timing of our revenue recognition relative to current accounting standards. We are currently evaluating the requirements to determine the effect such requirements may have on our consolidated financial statements and related disclosures.

Measurement of Credit Losses on Financial Instruments — On June 16, 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which introduces a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. The new model will apply to: (1) loans, accounts receivable, trade receivables, and other financial assets measured at amortized cost, (2) loan commitments and certain other off-balance sheet credit exposures, (3) debt securities and other financial assets measured at fair value through other comprehensive income, and (4) beneficial interests in securitized financial assets. This update is effective for annual and interim periods beginning after January 1, 2020. We are currently evaluating the effect the standard may have on our consolidated financial statements and related disclosures.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

Tax Accounting for Intra-Entity Asset Transfers — On October 24, 2016, the FASB issued ASU 2016-16, Accounting for Income Taxes: Intra-Entity Asset Transfers of Assets Other than Inventory,  which requires entities to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transaction occurs as opposed to deferring tax consequences and amortizing them into future periods. This update is effective for annual and interim periods beginning after January 1, 2018 with early adoption permitted, and requires a modified retrospective approach with a cumulative-effect adjustment directly to retained earnings at the beginning of the period of adoption. We are currently evaluating the effect the standard may have on our consolidated financial statements and related disclosures.

Note 3 — Property and Equipment

Property and equipment consists of the following:

	March 31,	December 31,
	2017	2016
	(in thousands)
Drillships and related equipment	$5,899,815	$5,891,860
Other property and equipment	20,360	20,360
Property and equipment, cost	5,920,175	5,912,220
Accumulated depreciation	(1,071,766)	(1,002,347)
Property and equipment, net	$4,848,409	$4,909,873

Note 4 — Debt

Debt, net of debt discounts, consists of the following:

	March 31,	December 31,
	2017	2016
	(in thousands)
Due within one year:
2017 Senior Secured Notes	$439,002	$438,880
2018 Senior Secured Term Loan B	7,500	7,500
Senior Secured Credit Facility	48,062	79,757
Less: unamortized deferred financing costs	(26,762)	(29,347)
Total current debt	467,802	496,790
Long-term debt:
2018 Senior Secured Term Loan B	713,513	715,206
2013 Revolving Credit Facility	475,000	500,000
Senior Secured Credit Facility	621,599	697,569
2020 Senior Secured Notes	750,000	750,000
Less: unamortized deferred financing costs	(12,224)	(14,116)
Total long-term debt	2,547,888	2,648,659

Total debt	$3,015,690	$3,145,449

2017 Senior Secured Notes

In November 2012, Pacific Drilling V Limited (“PDV”), an indirect, wholly-owned subsidiary of the Company, and the Company, as guarantor, completed a private placement of $500.0 million in aggregate principal amount of 7.25% senior secured notes due 2017 (the “2017 Senior Secured Notes”). The 2017 Senior Secured Notes bear interest at 7.25% per annum, payable semiannually on June 1 and December 1, and mature on December 1, 2017.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

The 2017 Senior Secured Notes are secured by a first-priority security interest (subject to certain exceptions) in the Pacific Khamsin, and substantially all of the other assets of PDV, including an assignment of earnings and insurance proceeds related to the Pacific Khamsin.

On or after December 1, 2015, PDV may redeem the 2017 Senior Secured Notes at the redemption prices  plus accrued and unpaid interests specified in the indenture for the Notes.

The 2017 Senior Secured Notes contain provisions that limit, with certain exceptions, the ability of PDV, the Company and the Company’s other restricted subsidiaries to (i) pay dividends, make distributions, purchase or redeem the Company’s capital stock or subordinated indebtedness of PDV or any guarantor or make other restricted payments (subject to certain exceptions), (ii) incur or guarantee additional indebtedness or issue preferred stock, (iii) create or incur liens, (iv) create unrestricted subsidiaries, (v) enter into transactions with affiliates, (vi) enter into new lines of business, (vii) transfer or sell the Pacific Khamsin and other related assets and (viii) merge or demerge. These covenants are subject to exceptions and qualifications set forth in the indenture for the Notes.

On October 5, 2016, the Company, PDV and the indenture trustee entered into an amendment to the indenture governing the 2017 Senior Secured Notes, which modified a covenant in the indenture to allow the Company or certain of its subsidiaries (other than PDV) to incur indebtedness in an amount calculated with reference to the number of vessels owned by the Company or any of its subsidiaries (including PDV), based on a formula prescribed in the indenture. This amendment aligns this provision with the same provision in the indenture governing the Company’s 2020 Senior Secured Notes (as defined below). Following this amendment, the Company drew the remaining $215.0 million available under its 2013 Revolving Credit Facility (as defined below), which was previously limited by the secured debt incurrence covenant in the indenture governing the 2017 Senior Secured Notes.

During the year ended December 31, 2016, we repurchased $60.6 million of our 2017 Senior Secured Notes.

Senior Secured Credit Facility

In February 2013, Pacific Sharav S.à r.l. and Pacific Drilling VII Limited (collectively, the “SSCF Borrowers”) and the Company, as guarantor, entered into a senior secured credit facility agreement, as amended and restated (the “SSCF”), to finance the construction, operation and other costs associated with the Pacific Sharav and the Pacific Meltem (the “SSCF Vessels”). The SSCF is primarily secured on a first priority basis by liens on the SSCF Vessels, and by an assignment of earnings and insurance proceeds relating thereto.

In 2015, we completed the final drawdown under this facility, resulting in a cumulative total drawdown of $985.0 million. We do not have any undrawn capacity on this facility as of March  31, 2017.

Following the final drawdown, the SSCF consisted of two principal tranches: (i) a Commercial Tranche of $492.5 million provided by a syndicate of commercial banks and (ii) a Garanti - Instituttet for Eksportkreditt (“GIEK”) Tranche of $492.5 million guaranteed by GIEK, comprised of two sub-tranches: (x) an Eksportkreditt Norge AS (“EKN”) sub-tranche of $246.3 million and (y) a bank sub-tranche of $246.3 million.

Borrowings under (A) the Commercial Tranche bear interest at London Interbank Offered Rate (“LIBOR”) plus a margin of 3.75%, (B) the EKN sub-tranche bear interest, at our option, at (i) LIBOR plus a margin of 1.5% (which margin may be reset on May 31, 2019) or (ii) at a Commercial Interest Reference Rate of 2.37%, and (C) the bank sub-tranche bear interest at LIBOR plus a margin of 1.5%. Borrowings under both sub-tranches are also subject to a guarantee fee of 2% per annum. Interest is payable quarterly. We have entered into interest rate swaps to hedge against fluctuations in LIBOR (see Note 7).

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

The Commercial Tranche matures on May 31, 2019. Loans made with respect to the Pacific Sharav under the GIEK Tranche mature on May 12, 2026. Loans made with respect to the Pacific Meltem under the GIEK Tranche mature on November 24, 2026. The GIEK Tranche contains a put option exercisable if the Commercial Tranche is not refinanced or renewed on or before February 28, 2019. If the GIEK Tranche put option is exercised, each SSCF Borrower must prepay, in full, the portion of all outstanding loans that relate to the GIEK Tranche, on or before May 31, 2019, without any premium, penalty or fees of any kind. The SSCF requires semiannual amortization payments of $39.9 million.

The SSCF requires compliance with certain affirmative and negative covenants that are customary for such financings. These include the following financial covenants:

•	Consolidated Tangible Net Worth: maintain at least $1.0 billion consolidated tangible net worth.
•

Maximum Leverage Ratio: maintain a net debt to EBITDA ratio of not greater than 6.00 to 1.00 during the period from July 1, 2016 through December 31, 2017 (other than the fiscal quarters ending March 31, 2017 and June 30, 2017 as described below), and 4.00 to 1.00, thereafter.

•	Total Debt to Capitalization Ratio: maintain a ratio of not greater than 3.0 to 5.0 of total debt to total capitalization.
•

Loan to Rig Value Covenant: maintain loan to value of the vessels securing the SSCF to equal at least 125% of the outstanding SSCF balance as of each semi-annual valuation date (other than the valuation date originally scheduled for June 30, 2017).

•	Minimum Liquidity: maintain no less than $50.0 million in cash and cash equivalents.
•

Net Debt to Applicable Rigs ratio: maintain a net debt per rig ratio of not greater than $400.0 million through June 30, 2017  (as described below),  decreasing to $370.0 million during the period from July 1, 2017 through September 30, 2017 and $360.0 million during the period from October 1, 2017 through December 31, 2017.

In addition, the SSCF contains restrictions on the ability of the Company to pay dividends or make distributions to its shareholders or transact with business affiliates. The SSCF also limits the ability of the SSCF Borrowers to incur additional indebtedness or liens, sell assets, make certain investments or transact with affiliates, among others.

Borrowings under the SSCF may be prepaid in whole or in part at any time, without any premium or penalty other than customary interest rate breakage payments, as applicable. The SSCF contains events of default that are usual and customary for a financing of this type, size and purpose. Upon the occurrence of an event of default, borrowings under the SSCF are subject to acceleration.

As of December 31,  2016, we had pledged $31.7 million as collateral to the SSCF lenders to comply with the loan to rig value covenant, which requires semi-annual broker valuations of the vessels securing the SSCF to equal at least 125% of the outstanding SSCF balance as of each valuation date. The pledged amount was classified as restricted cash on our condensed consolidated balance sheets.

On January 20, 2017, we entered into Amendment No. 6 to the SSCF (the “SSCF Sixth Amendment”), which for the fiscal quarters ending on March 31, 2017 and June 30, 2017 (i) waives any breach of our obligation to comply with the Maximum Leverage Ratio covenant and (ii) amends the Net Debt to Applicable Rigs covenant to require us to maintain such ratio at no greater than $400.0 million per rig, which in each case is calculated on the last day of the applicable fiscal quarter under the SSCF. In addition, the SSCF Sixth Amendment waives the application of the loan to rig value covenant in the SSCF on the next valuation date, June 30, 2017. Concurrently with the execution of the SSCF Sixth Amendment, we made a $76.0 million prepayment of the SSCF, in accordance with our obligation to maintain the loan to rig value covenant in the SSCF at the required level as at December 31, 2016, and we applied the cash collateral of $31.7 million to the next principal installments due in May 2017 under the SSCF. As of March 31, 2017, no amounts related to the SSCF are pledged and presented as restricted cash on our condensed consolidated balance sheets.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

2020 Senior Secured Notes

On June 3, 2013, we completed a $750.0 million private placement of 5.375% senior secured notes due 2020 (the “2020 Senior Secured Notes”). The 2020 Senior Secured Notes bear interest at 5.375% per annum, payable semiannually on June 1 and December 1, and mature on June 1, 2020.

The 2020 Senior Secured Notes are guaranteed by each of our subsidiaries that own the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana (the “Shared Collateral Vessels”), each of our subsidiaries that own or previously owned equity or similar interests in a Shared Collateral Vessel-owning subsidiary, and certain other of our subsidiaries that are parties to charters in respect of the Shared Collateral Vessels, and will be guaranteed by certain other future subsidiaries. The indenture for the 2020 Senior Secured Notes allows for the issuance of up to $100.0 million of additional notes provided no default is continuing and we are otherwise in compliance with all applicable covenants. The RCF Sixth Amendment (as defined below) currently restricts us from incurring additional secured debt.

The 2020 Senior Secured Notes are secured, on an equal and ratable, first priority basis, with the obligations under the Senior Secured Term Loan B (as defined below), the 2013 Revolving Credit Facility (as defined below) and certain future obligations, subject to payment priorities in favor of lenders under the 2013 Revolving Credit Facility pursuant to the terms of an intercreditor agreement (the “Intercreditor Agreement”), by liens on the Shared Collateral Vessels, a pledge of the equity of the entities that own the Shared Collateral Vessels, assignments of earnings and insurance proceeds with respect to the Shared Collateral Vessels, and certain other assets of the subsidiary guarantors (collectively, the “Shared Collateral”).

Beginning on June 1, 2016 the Company may redeem the 2020 Senior Secured Notes at a redemption price of 104.031% of the principal amount, and at declining redemption prices thereafter as specified in the indenture.

The indenture for the 2020 Senior Secured Notes contains covenants that, among other things, limits the Company’s and its restricted subsidiaries’ ability to (i) pay dividends, make distributions, purchase or redeem the Company’s capital stock or any subordinated indebtedness of the Company or any of its subsidiary guarantors, or make other restricted payments, (ii) incur or guarantee additional indebtedness or issue preferred stock, (iii) create or incur liens, (iv) create unrestricted subsidiaries, (v) enter into transactions with affiliates, (vi) enter into new lines of business and (vii) transfer or sell assets or enter into mergers.

The indenture for the 2020 Senior Secured Notes contains events of default that are usual and customary for a financing of this type, size and purpose. Upon the occurrence of an event of default, the 2020 Senior Secured Notes are subject to acceleration.

2018 Senior Secured Institutional Term Loan – Term Loan B

On June 3, 2013, we entered into a $750.0 million senior secured institutional term loan maturing 2018 (the “Senior Secured Term Loan B”). The Senior Secured Term Loan B bears interest, at our election, at either (1) LIBOR, which will not be less than a floor of 1% plus a margin of 3.5% per annum, or (2) a rate of interest per annum equal to (i) the prime rate for such day, (ii) the sum of the federal funds rate plus 0.5% or (iii) 1% per annum above the one-month LIBOR, whichever is the highest rate in each case plus a margin of 2.5% per annum. Interest is payable quarterly. The Senior Secured Term Loan B requires quarterly amortization payments of $1.9 million and matures on June 3, 2018. We have entered into interest rate swaps to hedge against fluctuations in LIBOR (see Note 7).

The Senior Secured Term Loan B has an accordion feature that would permit additional loans to be extended so long as our total outstanding obligations in connection with the Senior Secured Term Loan B and the 2020 Senior Secured Notes do not exceed $1.7 billion. The RCF Sixth Amendment (as defined below) currently restricts us from incurring additional secured debt.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

The Senior Secured Term Loan B is secured by the Shared Collateral and subject to the terms and provisions of the Intercreditor Agreement.

The Senior Secured Term Loan B requires compliance with certain affirmative and negative covenants that are customary for such financings. These include restrictions on the Company’s and its restricted subsidiaries’ ability to (i) pay dividends, make distributions, purchase or redeem the Company’s capital stock or any subordinated indebtedness of the Company or any of its subsidiary guarantors, or make other restricted payments, (ii) incur or guarantee additional indebtedness or issue preferred stock, (iii) create or incur liens, (iv) create unrestricted subsidiaries, (v) enter into transactions with affiliates, (vi) enter into new lines of business and (vii) transfer or sell assets or enter into mergers. These covenants are subject to important exceptions and qualifications set forth in the Senior Secured Term Loan B, including the ability to incur certain amounts of secured indebtedness to finance the construction of additional drillships.

The Senior Secured Term Loan B contains events of default that are usual and customary for a financing of this type, size and purpose. Upon the occurrence of an event of default, borrowings under the Senior Secured Term Loan B are subject to acceleration.

2013 Revolving Credit Facility

On June 3, 2013, we entered into a $500.0 million senior secured revolving credit facility maturing 2018 (as amended, the “2013 Revolving Credit Facility”). The 2013 Revolving Credit Facility is secured by the Shared Collateral and subject to the provisions of the Intercreditor Agreement. Prior to the RCF Sixth Amendment (as defined below), the 2013 Revolving Credit Facility permitted loans to be extended up to a maximum sublimit of $500.0 million and permitted letters of credit to be issued up to a maximum sublimit of $300.0 million, subject to a $500.0 million overall facility limit.

Borrowings under the 2013 Revolving Credit Facility bear interest, at our option, at either (1) LIBOR plus a margin ranging from 3.25% to 3.75% based on our leverage ratio, or (2) a rate of interest per annum equal to (i) the prime rate for such day, (ii) the sum of the federal funds rate plus 0.5% or (iii) 1% per annum above the one-month LIBOR, whichever is the highest rate in each case plus a margin ranging from 2.25% to 2.75% per annum based on our leverage ratio. Undrawn commitments accrue a fee ranging from 1.3% to 1.5% per annum based on our leverage ratio. Interest is payable quarterly. Outstanding but undrawn letters of credit accrue a fee at a rate equal to the margin on LIBOR loans minus 1%. The 2013 Revolving Credit Facility matures on June 3, 2018.

Borrowings under the 2013 Revolving Credit Facility may be prepaid, and commitments under the 2013 Revolving Credit Facility may be reduced, in whole or in part at any time, without any premium or penalty other than LIBOR breakage payments.

The 2013 Revolving Credit Facility requires compliance with certain affirmative and negative covenants that are customary for such financings. These include the following financial covenants:

•

Maximum Leverage Ratio: maintain adjusted net debt to EBITDA ratio no greater than 6.00 to 1.00 during the period from July 1, 2016 through December 31, 2017 (other than the fiscal quarters ending March 31, 2017 and June 30, 2017, as described below), and 4.25 to 1.00, thereafter.

•	Minimum Liquidity: maintain no less than $100.0 million in cash and cash equivalents (including undrawn capacity for borrowings under the 2013 Revolving Credit Facility).
•

Net Debt to Applicable Rigs ratio: maintain a net debt per rig ratio of not greater than $400.0 million through June 30, 2017 (as described below),  decreasing to $370.0 million during the period from July 1, 2017 through September 30, 2017 and $360.0 million during the period from October 1, 2017 through December 31, 2017.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

In addition, the 2013 Revolving Credit Facility contains restrictions on the ability of the Company to pay dividends or make distributions to its shareholders and restrictions on the Company’s and its subsidiaries’ ability to incur additional indebtedness or liens, sell assets, make investments or engage in transactions with affiliates, among others.

The 2013 Revolving Credit Facility contains events of default that are usual and customary for a financing of this type, size and purpose. Upon the occurrence of an event of default, (i) commitments and letters of credit under the 2013 Revolving Credit Facility could be subject to termination, (ii) borrowings under the 2013 Revolving Credit Facility could be subject to acceleration, and (iii) outstanding letters of credit could be subject to cash collateralization.

On January 20, 2017, we entered into Amendment No. 6 to the 2013 Revolving Credit Facility (the “RCF Sixth Amendment”, and together with the SSCF Sixth Amendment, the “Sixth Amendments”), which for the fiscal quarters ending on March 31, 2017 and June 30, 2017 (i) waives any breach of our obligation to comply with the Maximum Leverage Ratio covenant and (ii) amends the Net Debt to Applicable Rigs covenant to require us to maintain such ratio at no greater than $400.0 million per rig, which in each case is calculated on the last day of the applicable fiscal quarter under the 2013 Revolving Credit Facility. In addition, the RCF Sixth Amendment restricts our ability to grant additional liens or refinance certain existing indebtedness until the earlier of (i) our election and compliance with the Maximum Leverage Ratio and Net Debt to Applicable Rigs covenants under the 2013 Revolving Credit Facility and (ii) publication of our financial results for the fiscal quarter ending September 30, 2017. In consideration for the RCF Sixth Amendment, we permanently repaid and cancelled commitments for $25.0 million under the 2013 Revolving Credit Facility.

Covenant Compliance

As of March 31, 2017, we were in compliance with all of our debt covenants. See Note 11 for further discussion on our future covenant compliance.

Note 5 — Earnings per Share

The following reflects the income and the share data used in the basic and diluted loss per share computations:

	Three Months Ended March 31,
	2017	2016
	(in thousands, except per share information)
Numerator:
Net loss, basic and diluted	$(99,847)	$(2,511)
Denominator:
Weighted-average number of common shares outstanding, basic	21,273	21,121
Effect of share-based compensation awards	—	—
Weighted-average number of common shares outstanding, diluted	21,273	21,121
Loss per share:
Basic	$(4.69)	$(0.12)
Diluted	$(4.69)	$(0.12)

The following table presents the share effects of share-based compensation awards excluded from our computations of diluted earnings per share as their effect would have been anti-dilutive for the periods presented:

	Three Months Ended March 31,
	2017	2016
	(in thousands)
Share-based compensation awards	1,016	811

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

Note 6 — Income Taxes

We recognize tax benefits from an uncertain tax position only if it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the position. The amount recognized is the largest benefit that we believe has greater than a 50% likelihood of being realized upon settlement. As of March 31, 2017 and December 31, 2016, we had $35.5 million and $34.0 million, respectively, of unrecognized tax benefits (excluding interest and penalties) which were included in other long-term liabilities on our condensed consolidated balance sheets.  To the extent we have income tax receivable balances available to utilize against amounts payable for unrecognized tax benefits, we have presented such receivable balances as a reduction to other long-term liabilities on our condensed consolidated balance sheets. The entire balance of unrecognized tax benefits as of March 31, 2017 would favorably impact our effective tax rate if recognized. Included on our condensed consolidated balance sheets as of March 31, 2017 and December 31, 2016 were $0 and $4.8 million, respectively, of interest and penalties related to unrecognized tax benefits.

 Note 7 — Derivatives

We are currently exposed to market risk from changes in interest rates and foreign exchange rates. From time to time, we may enter into a variety of derivative financial instruments in connection with the management of our exposure to fluctuations in interest rates and foreign exchange rates. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting.

In 2013, we entered into an interest rate swap as a cash flow hedge against future fluctuations in LIBOR with a notional value of $712.5 million. The interest rate swap does not amortize and matures on December 3, 2017. On a quarterly basis, we pay a fixed rate of 1.56% and receive the maximum of 1% or three-month LIBOR.

In 2013, we also entered into an interest rate swap as a cash flow hedge against future fluctuations in LIBOR with a notional value of $400.0 million. The interest rate swap does not amortize and matures on July 1, 2018. On a quarterly basis, we pay a fixed rate of 1.66% and receive three-month LIBOR.

In 2014, we entered into a series of foreign currency forward contracts as a cash flow hedge against future exchange rate fluctuations between the Euro and U.S. Dollar. We used the forward contracts to hedge Euro payments for forecasted capital expenditures. As of December 31, 2016, the forward contracts were fully settled. Upon settlement, we paid U.S. Dollars and received Euros at forward rates ranging from $1.25 to $1.27. As a result of settling the effective hedge for the three months ended March 31, 2016, we incurred net cash outflows of $0.6 million, based on the prevailing Euro exchange rates and reclassified the amounts from accumulated other comprehensive income to property and equipment.

The following table provides data about the fair values of derivatives that are designated as hedge instruments:

		March 31,	December 31,
Derivatives Designated as Hedging Instruments	Balance Sheet Location	2017	2016
		(in thousands)

Long-term—Interest rate swaps	Other assets	$10	$—
Short-term—Interest rate swaps	Accrued expenses	(2,311)	(3,838)
Long-term—Interest rate swaps	Other long-term liabilities	—	(84)
Total		$(2,301)	$(3,922)

We have elected not to offset the fair value of derivatives subject to master netting agreements, but to report them on a gross basis on our condensed consolidated balance sheets.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

The following table summarizes the cash flow hedge gains and losses for the three months ended March 31, 2017 and 2016:

					Gain (Loss) Recognized in
	Gain (Loss) Recognized in Other		Loss Reclassified from		Income (Ineffective Portion and
	Comprehensive Income (“OCI”)		Accumulated OCI into Income		Amount Excluded from Effectiveness
	for the Three Months Ended		for the Three Months Ended		Testing) for the Three Months Ended
	March 31,		March 31,		March 31,
Derivatives in Cash Flow Hedging Relationships	2017	2016	2017	2016	2017	2016
	(in thousands)
Interest rate swaps	$1,818	$(2,968)	$1,799	$2,241	$—	$—
Foreign currency forward contracts	$—	$714	$—	$—	$—	$—

As of March 31, 2017, the estimated amount of net losses associated with derivative instruments that would be reclassified from accumulated other comprehensive loss to earnings during the next twelve months was $3.1 million. During the three months ended March 31, 2017, we reclassified $1.6 million to interest expense and $0.2 million to depreciation from accumulated other comprehensive loss, respectively.

Note 8 — Fair Value Measurements

We estimated fair value by using appropriate valuation methodologies and information available to management as of March 31, 2017 and December 31, 2016. Considerable judgment is required in developing these estimates, and accordingly, estimated values may differ from actual results.

The estimated fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximated their carrying value due to their short-term nature. It is not practicable to estimate the fair value of our receivable from SHI (as defined in Note 9), SSCF debt and 2013 Revolving Credit Facility. The following table presents the carrying value and estimated fair value of our cash and cash equivalents and other long-term debt instruments:

	March 31, 2017		December 31, 2016
	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value
	(in thousands)
Cash and cash equivalents	$498,890	$498,890	$585,980	$585,980
2017 Senior Secured Notes	$439,002	$238,355	$438,880	$208,698
2018 Senior Secured Term Loan B	$721,013	$324,844	$722,706	$256,931
2020 Senior Secured Notes	$750,000	$365,625	$750,000	$270,000

We estimated the fair value of our cash equivalents using significant other observable inputs, representative of a Level 2 fair value measurement, including the net asset values of the investments. As of March 31, 2017 and December 31, 2016 the aggregate carrying amount of our cash equivalents was $100.0 million and $0, respectively. We estimate the fair values of our variable-rate and fixed-rate debt using quoted market prices to the extent available and significant other observable inputs, which represent Level 2 fair value measurements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

The following table presents the carrying value and estimated fair value of our financial instruments recognized at fair value on a recurring basis:

	March 31, 2017
	Carrying	Fair Value Measurements Using
	Value	Level 1	Level 2	Level 3
	(in thousands)
Assets:
Interest rate swaps	$10	—	$10	—

Liabilities:
Interest rate swaps	$(2,311)	—	$(2,311)	—

	December 31, 2016
	Carrying	Fair Value Measurements Using
	Value	Level 1	Level 2	Level 3
	(in thousands)
Liabilities:
Interest rate swaps	$(3,922)	—	$(3,922)	—

We use an income approach to value assets and liabilities for outstanding interest rate swaps and foreign currency forward contracts. These contracts are valued using a discounted cash flow model that calculates the present value of future cash flows under the terms of the contracts using market information as of the reporting date, such as prevailing interest rates and forward rates. The determination of the fair values above incorporated various factors, including the impact of the counterparty’s non-performance risk with respect to our financial assets and our non-performance risk with respect to our financial liabilities.

See Note 7 for further discussion of our use of derivative instruments and their fair values.

Note 9 — Commitments and Contingencies

Commitments — As of March 31, 2017, we had no material commitments.

Customs Bonds—As of March 31, 2017, we were contingently liable under certain customs bonds totaling approximately $49.1 million issued as security in the normal course of our business.

Contingencies — It is to be expected that we will routinely be involved in litigation and disputes arising in the ordinary course of our business.

On April 16, 2013, Transocean Offshore Deepwater Drilling, Inc. (“Transocean”) filed a complaint against us in the United States District Court for the Southern District of Texas alleging infringement of their dual activity patents, which was supplemented by an Amended Complaint filed on May 13, 2013. In its Amended Complaint, Transocean seeks relief in the form of a permanent injunction, compensatory damages, enhanced damages, court costs and fees. On May 31, 2013, we filed our Answer to the Amended Complaint and our Counterclaims seeking Declaratory Judgments that we do not infringe the asserted Transocean patents and that such patents are invalid and unenforceable. The Court granted a stay of the litigation pending the resolution of three Inter Partes Reviews instituted by the U.S. Patent and Trademark Office (“PTO”) on March 28, 2016 with respect to the same three patents that are the subject of Transocean’s litigation against us. The PTO ruled in late March 2017 to uphold the validity of Transocean’s patents. No trial schedule has yet been set for the litigation against us. We do not believe that the ultimate liability, if any, resulting from this litigation will have a material adverse effect on our financial position, results of operations or cash flows.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

On October 29, 2015, we exercised our right to rescind the construction contract with Samsung Heavy Industries (“SHI”) for the drillship the Pacific Zonda (the “Construction Contract”) due to SHI’s failure to timely deliver the drillship in accordance with the contractual specifications. SHI rejected our rescission, and on November 25, 2015, formally commenced an arbitration proceeding against us in London under the Arbitration Act 1996 before a tribunal of three arbitrators (as specified in the Construction Contract). SHI claims that we wrongfully rejected their tendered delivery of the drillship and seeks the final installment of the purchase price under the Construction Contract. On November 30, 2015, we made demand under the third party refund guarantee accompanying the Construction Contract for the amount of our advance payments made under the Construction Contract, plus interest. Any payment under the refund guarantee is suspended until an award under the arbitration is obtained. Pursuant to a mutually agreed scheduling order, SHI filed its claims submission on January 29, 2016. We responded with our defense and counterclaim on February 26, 2016 and, in addition to seeking repayment of our advance payments made under the Construction Contract, our counterclaim also seeks the return of our purchased equipment, or the value of such equipment, and damages for our wasted expenditures. SHI submitted their response to our defense and counterclaim on April 11, 2016, we filed our rejoinder on May 23, 2016 and SHI filed its sur-rejoinder on July 8, 2016.  The pleadings and the disclosure phase of the arbitration proceeding are now complete and the preparation and exchange of witness statements and expert reports is in process. A hearing for the arbitration proceeding has been set for February 5, 2018. We do not believe that the ultimate outcome resulting from this arbitration will have a material adverse effect on our financial position, results of operations or cash flows.

Note 10 — Supplemental Cash Flow Information

During the three months ended March 31, 2017 and 2016, we paid $21.7 million and $20.4 million of interest respectively. During the three months ended March 31, 2017 and 2016, we paid $1.3 million and $3.6 million of income taxes respectively.

Within our condensed consolidated statements of cash flows, capital expenditures represent expenditures for which cash payments were made during the period. These amounts exclude accrued capital expenditures, which are capital expenditures that were accrued but unpaid. During the three months ended March 31, 2017 and 2016, changes in accrued capital expenditures were $(2.2) million and $(5.1) million, respectively.

As of March 31, 2017 and December 31, 2016, our condensed consolidated balance sheets included $8.5 million in restricted cash used as collateralization under our treasury management services agreement with a financial institution.

Note 11 — Liquidity

Our liquidity fluctuates depending on a number of factors, including, among others, our revenue efficiency and the timing of accounts receivable collection as well as payments for operating costs and debt repayments. Primary sources of funds for our short-term liquidity needs are expected to be our cash flow generated from operating activities and existing cash, cash equivalents and restricted cash balances. At March 31, 2017, we had $498.9 million of cash and cash equivalents and $8.5 million of restricted cash. We do not have additional borrowing capacity under our 2013 Revolving Credit Facility or SSCF, and the RCF Sixth Amendment restricts our ability to incur additional secured debt.

Market conditions in the offshore drilling industry in recent years have led to materially lower levels of spending for offshore exploration and development by our current and potential customers on a global basis while at the same time supply of available drillships has increased, which in turn has negatively affected our revenue, profitability and cash flows. As a result, we are engaged in discussions with all of our stakeholders, including our bank lenders under the 2013 Revolving Credit Facility and the SSCF (the “Lenders”) and an ad hoc group of holders of our capital markets indebtedness (the “Ad Hoc Group”), regarding a restructuring of the Company’s existing capital structure to be sustainable in the longer term.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – Continued

As discussed in Note 4, the Sixth Amendments modify or waive application of certain financial covenants for the fiscal quarters ending on March 31, 2017 and June 30, 2017. However, if current market conditions persist, we expect that we will be in violation of the maximum leverage ratio covenant in our 2013 Revolving Credit Facility and our SSCF for the fiscal quarter ending on September 30, 2017. If we are unable to obtain waivers of such covenants or amendments to the debt agreements, such covenant default would entitle the Lenders to declare all outstanding amounts under such debt agreements to be immediately due and payable. Such acceleration would also trigger the cross-default provisions of our 2017 Senior Secured Notes, the Senior Secured Term Loan B and the 2020 Senior Secured Notes.

If we are unable to refinance our 2017 Senior Secured Notes prior to their maturity in December 2017 or complete a restructuring and current market conditions persist, the Company may not have sufficient liquidity to meet its debt obligations over the next year following the date of the issuance of these financial statements.  As such, this condition gives rise to substantial doubt about the Company’s ability to continue as a going concern.

As a result, we, with the assistance of our advisors, are evaluating various alternatives to address our liquidity and capital structure, which may include a private restructuring or a negotiated restructuring of our debt under the protection of Chapter 11 of the U.S. Bankruptcy Code. We are currently engaged in discussions with all of our stakeholders, including our majority shareholder, the Lenders and the Ad Hoc Group in order to reach terms acceptable to all stakeholders for a restructuring. If such negotiations do not result in completion of an acceptable restructuring, we may be forced to seek a reorganization under Chapter 11 of the U.S. Bankruptcy Code.

On March 16, 2017, we reported the expiration of certain non-disclosure agreements we had entered into with the Ad Hoc Group. As reported, there is currently no consensus as to the form or structure of any restructuring. While no agreement has been reached, we intend to continue discussions with our majority shareholder, the Lenders and the Ad Hoc Group on the terms of a potential restructuring.

As there can be no assurance given that these negotiations will be successfully concluded, there exists substantial doubt about the Company’s ability to continue as a going concern over the next year following the date of the issuance of these financial statements.

Item 2 — Operating and Financial Review and Prospects

Overview

Our primary business is to contract our fleet of rigs to drill wells for our clients. We are focused on the high-specification segment of the floating rig market. The term “high-specification,” as used in the floating rig drilling industry to denote a particular segment of the market, can vary and continues to evolve with technological improvements. We generally consider high-specification requirements to include floating rigs capable of drilling in water depths of more than 7,500 feet or projects requiring advanced operating capabilities, such as high hook-loads (>1,000 tons), large accommodations (200+ beds), increased mud storage and pumping capacity, and high deck-load and space capabilities.

Our Fleet

The following table sets forth certain information regarding our fleet as of May 1, 2017:

Rig Name	Delivered	Water Depth (in feet)	Drilling Depth (in feet)	Customer
Pacific Bora(a)	2010	10,000	37,500	FASL
Pacific Scirocco	2011	12,000	40,000	Hyperdynamics
Pacific Mistral	2011	12,000	37,500	Available
Pacific Santa Ana	2011	12,000	40,000	Available
Pacific Khamsin	2013	12,000	40,000	Available
Pacific Sharav	2014	12,000	40,000	Chevron
Pacific Meltem	2014	12,000	40,000	Available

(a)	Maximum water depth could be extended to up to 12,000 feet with drillship modifications.

Fleet Status

The status of our fleet as of May 1, 2017 and certain historical fleet information follows:

•

The Pacific Bora entered service in Nigeria on August 26, 2011 under a contract with a subsidiary of Chevron Corporation (“Chevron”), which was completed on September 27, 2016. The Pacific Bora commenced operations on February 9, 2017 under a contract with Folawiyo AJE Services Limited (“FASL”) in Nigeria for two firm wells with one option well. The Pacific Bora also has a contract with Erin Energy Corporation (“Erin”) to operate in Nigeria for one firm well with two option wells.

•

The Pacific Scirocco entered service in Nigeria on December 31, 2011 under a contract with a subsidiary of Total S.A. (“Total”). On December 17, 2016, the Pacific Scirocco completed all contractual obligations for Total. The Pacific Scirocco is currently in Côte d'Ivoire preparing for its next contract with Hyperdynamics Corporation (“Hyperdynamics”) to operate in the Republic of Guinea for one firm well with three option wells, expected to commence in the second quarter 2017.

•	The Pacific Sharav entered service in the U.S. Gulf of Mexico on August 27, 2014 and is operating under a five-year contract with a subsidiary of Chevron through September 2019.
•

The Pacific Santa Ana entered service in the U.S. Gulf of Mexico on May 4, 2012 and completed its contract with a subsidiary of Chevron on January 31, 2017. It is currently idle in the U.S. Gulf of Mexico while actively seeking a contract.

•	The Pacific Mistral is currently idle in Aruba while actively seeking a contract.
•	The Pacific Khamsin is currently idle in Cyprus while actively seeking a contract.
•	The Pacific Meltem is currently idle in Aruba while actively seeking a contract.

General Industry Trends and Outlook

Historically, operating results in the offshore contract drilling industry have been cyclical and directly related to the demand for and the available supply of drilling rigs, which are influenced by various factors. Since the latter half of 2014, oil prices have exhibited great volatility, declining significantly. Although dayrates and utilization for modern drillships have in the past been less sensitive to short-term oil price movements than those of older or less capable drilling rigs, the recent sustained decline in oil prices has rendered many deepwater projects less attractive to our customers and significantly impacted the number of projects available for modern drillships. The duration of weakness in oil prices remains uncertain.

Drilling Rig Supply

Across the industry, there have been no orders placed since April 2014 to build additional semi-submersibles or drillships, and within the last year, there have been several delays in delivery dates and canceled orders for new drillships. We estimate there are approximately 22 high-specification floating rigs delivered or scheduled for delivery from April 1, 2017 until the end of 2018, at least 11 of which have not yet been announced as being under contract for clients. As a result of significantly reduced contracting activity, 55 to 60 rigs in the ultra-deepwater drilling industry sector have been removed from the actively marketed fleet through cold stacking or scrapping since early 2014. This trend, along with additional delays in delivery dates and cancellations of existing orders for floating rigs, could continue as the offshore drilling market remains weak. The supply of high-specification floating rigs through the end of 2018 can be estimated as a range between 100 and 115. Although we have visibility of the maximum number of high-specification floating rigs that could be available, we cannot accurately predict how many of those rigs will be actively marketed or how many of those rigs may be temporarily or permanently removed from the market.

Drilling Rig Demand

Demand for our drillships is a function of the worldwide levels of offshore exploration and development spending by oil and gas companies, which has decreased or been delayed significantly as a result of the sustained weakness in oil prices. The type of projects that modern drillships undertake are generally located in deeper water, in more remote locations, and are more capital intensive and longer lasting than those of older or less capable drilling rigs. The drilling programs of oil and gas companies are also affected by the global economic and political climate, access to quality drilling prospects, exploration success, perceived future availability and lead time requirements for drilling equipment, advances in drilling technology, and emphasis on deepwater and high-specification exploration and production versus other areas.

Overall, 2016 saw an extremely slow pace for floating rig contracting activity. Compared to 2016 we have seen a significant increase in the frequency of informal and formal discussions with clients regarding rig availability, market inquiries, and tenders. To date, approximately three rig years have been contracted through 11 individual high-specification floating rig fixtures. While this increase is encouraging, we expect contracting activity to remain slow for the next 12 months compared to historical norms.

Supply and Demand Balance

Since the start of the market downturn in 2014, capital expenditure budgets have significantly declined for many exploration and production companies, and we currently see utilization of the industry’s marketed modern drillships below 75%, which we expect to continue through 2017.

We estimate that through the end of 2017, approximately 50 to 55 high-specification floating rigs without currently confirmed client contracts will be available to commence operations. Additionally, multiple older, lower-specification drillships and mid-water semisubmersibles have recently completed contracts without follow-on contracts. The imbalance of supply and demand has exerted considerable pressure on the market and resulted in very few signed drilling contracts and significantly lower dayrates than in past years for those rigs entering into new contracts. While recent scrapping and cold stacking of older assets have lowered the total rig supply, supply of drilling rigs continues to exceed demand. We believe that the industry will need to see a steady increase in oil prices and continue to remove additional rigs from supply in order to rebalance the global fleet.

For more information on this and other risks to our business and our industry, please read Item 3.D, “Risk Factors” in our 2016 Annual Report.

Contract Backlog

Our contract backlog includes firm commitments only, which are represented by signed drilling contracts. As of May 1, 2017 our contract backlog was approximately $530.7 million and was attributable to revenues we expect to generate on (i) the Pacific Bora under the drilling contracts with FASL and Erin, (ii) the Pacific Scirocco under the drilling contract with Hyperdynamics, and (iii) the Pacific Sharav under the drilling contract with Chevron. We calculate our contract backlog by multiplying the contractual dayrate by the number of days committed under the contracts (excluding options to extend), assuming full utilization, and also including mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the applicable contracts. For a well-by-well contract, we calculate the contract backlog by estimating the expected number of days remaining to drill the firm wells committed or the minimum number of days specified in the contract.

The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to various factors. Our contracts generally provide for termination at the election of the client with an “early termination payment” to be paid to us if a contract is terminated prior to the expiration of the fixed term. However, under certain limited circumstances, such as destruction of a drilling rig, our bankruptcy or sustained unacceptable performance by us, an early termination payment is not required to be paid. Accordingly, the actual amount of revenues earned may be substantially lower than the backlog reported.

The firm commitments that comprise our $530.7 million contract backlog as of May 1, 2017, are as follows:

					Average
					Contract
					Backlog
					Revenue		Expected
	Contracted		Contract	Contractual	Per	Contract	Contract
Rig	Location	Client	Backlog(a)	Dayrate(a)(b)	Day(a)	Commencement	Duration
Pacific Bora	Nigeria	FASL	$2,730	$195	$195	February 9, 2017	(c)
Pacific Bora	Nigeria	Erin	$5,850	$195	$195	July 15, 2017	(d)
Pacific Scirocco	Republic of Guinea	Hyperdynamics	$10,125	$225	$225	May 30, 2017	(e)
Pacific Sharav	U.S. Gulf of Mexico	Chevron	$511,958	$551	$605	August 27, 2014	5 years

(a)	In thousands. Based on signed drilling contracts and signed commitments as further described above.
(b)	Based on current contractual dayrate amounts, subject to any applicable escalation provisions.
(c)	Two firm wells with one option well.
(d)	One firm well with two option wells.
(e)	One firm well with three option wells.

Results of Operations

Three Months Ended March 31, 2017 Compared to Three Months Ended March 31, 2016

The following table provides a comparison of our condensed consolidated results of operations for the three months ended March 31, 2017 and 2016:

	Three Months Ended March 31,
	2017	2016	Change	% Change
	(in thousands, except percentages)
Revenues
Contract drilling	$105,509	$205,378	$(99,869)	49%
Costs and expenses
Operating expenses	(60,448)	(78,973)	18,525	23%
General and administrative expenses	(22,461)	(15,126)	(7,335)	48%
Depreciation expense	(69,631)	(68,076)	(1,555)	2%
	(152,540)	(162,175)	9,635	6%
Operating income (loss)	(47,031)	43,203	(90,234)	209%
Other income (expense)
Interest expense	(50,011)	(45,493)	(4,518)	10%
Other income (expense)	(729)	1,632	(2,361)	145%
Loss before income taxes	(97,771)	(658)	(97,113)	14759%
Income tax expense	(2,076)	(1,853)	(223)	12%
Net loss	$(99,847)	$(2,511)	$(97,336)	3876%

Revenues. The decrease in revenues for the three months ended March 31, 2017, as compared to the three months ended March 31, 2016, resulted primarily from the Pacific Scirocco being offhire throughout the period,  the Pacific Bora being offhire during the period through February 9, 2017 and earning a dayrate of $195,000 under its current contract compared to $586,000 under its previous contract in the prior period, and the Pacific Santa Ana completing its contract in January 2017.

During the three months ended March 31, 2017, our operating fleet of drillships achieved an average revenue efficiency of 98.0%  compared to 97.7% for the three months ended March 31, 2016. Revenue efficiency is defined as the actual contractual dayrate revenue (excluding mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of total contractual dayrate revenue that could have been earned during such period.

Contract drilling revenue for the three months ended March 31, 2017 and 2016 also included amortization of deferred revenue of $31.1 million and $12.7 million and reimbursable revenues of $1.7 million and $5.0 million, respectively. The increase in the amortization of deferred revenue was primarily due to the amortization of the $35.2 million fee from December 9, 2016 to January 31, 2017 for the Pacific Santa Ana to change the contract end date on the contract with Chevron. Reimbursable revenues represent the gross amount earned related to costs for the purchase of supplies, equipment, personnel services and other services provided at the request of our clients that are beyond the initial scope of the drilling contract. The decrease in reimbursable revenues was the result of the decreases in reimbursable costs incurred and a decrease in the number of our drillships that were operating.

Operating expenses. The following table summarizes operating expenses:

	Three Months Ended March 31,
	2017	2016
	(in thousands)

Direct rig related operating expenses, net	$48,995	$63,036
Reimbursable costs	1,432	5,022
Shore-based and other support costs	6,715	8,080
Amortization of deferred costs	3,306	2,835
Total	$60,448	$78,973

The decrease in direct rig related operating expenses for the three months ended March 31, 2017, as compared to the three months ended March 31, 2016, resulted primarily from lower costs on the Pacific Bora, the Pacific Scirocco and the Pacific Santa Ana while offhire, and the continued benefits of our cost saving measures.

Reimbursable costs are not included under the scope of the drilling contract’s initial dayrate, but are subject to reimbursement from our clients. Reimbursable costs can be highly variable between quarters. Because the reimbursement of these costs by our clients is recorded as additional revenue, they do not generally negatively affect our margins.

Direct rig related operating expenses and shore-based and other support costs divided by the number of operating and offhire rig days were as follows:

	Three Months Ended March 31,
	2017	2016
	(in thousands, amounts per rig per day)

Direct rig related operating expenses, net	$77.0	$99.0
Shore-based and other support costs	10.7	12.7
Total	$87.7	$111.7

The decrease in direct rig related operating expenses per day for the three months ended March 31, 2017, as compared to the same period in 2016, was attributable to lower costs from the higher number of idle drillships while offhire and the continued benefits of our cost saving measures.

The decrease in shore-based and other support costs per day for the three months ended March 31, 2017, as compared to the same period in 2016, was due to reductions in Nigeria office costs and the continued benefits of our cost saving measures.

General and administrative expenses. The increase in general and administrative expenses for the three months ended March 31, 2017, as compared to the three months ended March 31, 2016,  was primarily due to timing of expense recognition of incentive awards, including certain performance-based awards. Additionally, the increase was a result of higher legal costs associated with the patent litigation and arbitration proceeding, and legal and advisory expenses related to our on-going debt restructuring efforts. Such legal and advisory expenses were $6.1 million for the three months ended March 31, 2017, as compared to $2.8 million for the same period in 2016.  These legal and advisory expenses are not expected to continue beyond the resolution of the underlying matters.

Depreciation expense. Depreciation expense for the three months ended March 31, 2017 was comparable to the same period in 2016.

Interest expense.  The increase in interest expense for the three months ended March 31, 2017, as compared to the same period of 2016, was due to higher amortization of deferred financing costs.

Other expense. The change in other expense primarily related to currency exchange fluctuations.

Income taxes. In accordance with GAAP, for operating results we can reliably forecast, we estimate the full-year effective tax rate from continuing operations and apply this rate to our year-to-date income from continuing operations. During the three months ended March 31, 2017, our annual effective tax rate was based on expected operations for drillships that have contracts with expirations beyond the end of 2017. In addition, we separately calculate the tax impact of unusual or infrequent items, if any. The tax impacts of such unusual or infrequent items are treated discretely in the quarter in which they occur.

During the three months ended March 31, 2017 and 2016, our effective tax rate was (2.1)% and (281.6)%, respectively. Excluding discrete items, our effective tax rate for the three months ended March 31, 2017 and 2016 was (2.0)% and (35.0)% respectively.

The relationship between our provision for or benefit from income taxes and our pre-tax book income can vary significantly from period to period considering, among other factors, (a) the overall level of pre-tax book income, (b) changes in the blend of income that is taxed based on gross revenues or at high effective tax rates versus pre-tax book income or at low effective tax rates and (c) our rig operating structures. Consequently, our income tax expense does not change proportionally with our pre-tax book income. Significant decreases in our pre-tax book income typically result in higher effective tax rates, while significant increases in pre-tax book income can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. Additionally, pre-tax book losses typically result in negative effective tax rates. The change in our effective tax rate excluding discrete items for the three months ended March 31, 2017 as compared to the three months ended March 31, 2016 was the result of larger losses for which no tax benefit is expected, as well as less overall tax expense resulting from less activity.

Liquidity and Capital Resources

Liquidity

Our liquidity fluctuates depending on a number of factors, including, among others, our revenue efficiency and the timing of accounts receivable collection as well as payments for operating costs and debt repayments. Primary sources of funds for our short-term liquidity needs are expected to be our cash flow generated from operating activities and existing cash, cash equivalents and restricted cash balances. At March 31, 2017, we had $498.9 million of cash and cash equivalents and $8.5 million of restricted cash. We do not have additional borrowing capacity under our 2013 Revolving Credit Facility or SSCF, and the RCF Sixth Amendment restricts our ability to incur additional secured debt.

Market conditions in the offshore drilling industry in recent years have led to materially lower levels of spending for offshore exploration and development by our current and potential customers on a global basis while at the same time supply of available drillships has increased, which in turn has negatively affected our revenue, profitability and cash flows. As a result, we are engaged in discussions with all of our stakeholders, including our bank lenders under the 2013 Revolving Credit Facility and the SSCF (the “Lenders”) and an ad hoc group of holders of our capital markets indebtedness (the “Ad Hoc Group”), regarding a restructuring of the Company’s existing capital structure to be sustainable in the longer term.

As discussed in Note 4 to our Condensed Consolidated Financial Statements, the Sixth Amendments modify or waive application of certain financial covenants for the fiscal quarters ending on March 31, 2017 and June 30, 2017. However, if current market conditions persist, we expect that we will be in violation of the maximum leverage ratio covenant in our 2013 Revolving Credit Facility and our SSCF for the fiscal quarter ending on September 30, 2017. If we are unable to obtain waivers of such covenants or amendments to the debt agreements, such covenant default would entitle the Lenders to declare all outstanding amounts under such debt agreements to be immediately due and payable. Such acceleration would also trigger the cross-default provisions of our 2017 Senior Secured Notes, the Senior Secured Term Loan B and the 2020 Senior Secured Notes.

If we are unable to refinance our 2017 Senior Secured Notes prior to their maturity in December 2017 or complete a restructuring and current market conditions persist, the Company may not have sufficient liquidity to meet its debt obligations over the next year following the date of the issuance of these financial statements.  As such, this condition gives rise to substantial doubt about the Company’s ability to continue as a going concern.

As a result, we, with the assistance of our advisors, are evaluating various alternatives to address our liquidity and capital structure, which may include a private restructuring or a negotiated restructuring of our debt under the protection of Chapter 11 of the U.S. Bankruptcy Code. We are currently engaged in discussions with all of our stakeholders, including our majority shareholder, the Lenders and the Ad Hoc Group in order to reach terms acceptable to all stakeholders for a restructuring. If such negotiations do not result in completion of an acceptable restructuring, we may be forced to seek a reorganization under Chapter 11 of the U.S. Bankruptcy Code.

If the Company’s ongoing negotiations with its stakeholders, including its creditors, result in an agreed restructuring that equitizes certain of the Company’s indebtedness, our common shareholders would experience significant dilution. In the absence of such an agreed restructuring, we have a significant amount of indebtedness that is senior to our existing common shares in our capital structure, and we believe that seeking bankruptcy court protection under a Chapter 11 proceeding would place our common shareholders at significant risk of losing all of their interests in the Company.

On March 16, 2017, we reported the expiration of certain non-disclosure agreements we had entered into with the Ad Hoc Group. As reported, there is currently no consensus as to the form or structure of any restructuring. While no agreement has been reached, we intend to continue discussions with our majority shareholder,  the Lenders and the Ad Hoc Group on the terms of a potential restructuring.

As there can be no assurance given that these negotiations will be successfully concluded, there exists substantial doubt about the Company’s ability to continue as a going concern over the next year following the date of the issuance of these financial statements.

Sources and Uses of Cash

The following table provides a comparison of our net cash provided by operating activities for the three months ended March 31, 2017 and 2016:

	Three Months Ended March 31,
	2017	2016	Change
	(in thousands)
Cash flow from operating activities:
Net loss	$(99,847)	$(2,511)	$(97,336)
Depreciation expense	69,631	68,076	1,555
Amortization of deferred revenue	(31,079)	(12,658)	(18,421)
Amortization of deferred costs	3,306	2,835	471
Amortization of deferred financing costs	8,091	3,625	4,466
Amortization of debt discount	305	323	(18)
Deferred income taxes	908	1,715	(807)
Share-based compensation expense	2,215	2,164	51
Changes in operating assets and liabilities, net	75,182	23,134	52,048
Net cash provided by operating activities	$28,712	$86,703	$(57,991)

The decrease in net cash provided by operating activities resulted primarily from reduced revenue from our fleet, partially offset by lower operating expenses for the three months ended March 31, 2017.

The following table provides a comparison of our net cash used in investing activities for the three months ended March 31, 2017 and 2016:

	Three Months Ended March 31,
	2017	2016	Change
	(in thousands)
Cash flow from investing activities:
Capital expenditures	$(10,127)	$(28,588)	$18,461
Net cash used in investing activities	$(10,127)	$(28,588)	$18,461

The decrease in capital expenditures resulted primarily from fleet wide cost control measures implemented. Capital expenditures for the three months ended March 31, 2017 primarily consisted of the purchases of fleet spare equipment committed to in prior years to support our operations.

The following table provides a comparison of our net cash provided by (used in) financing activities for the three months ended March 31, 2017 and 2016:

	Three Months Ended March 31,
	2017	2016	Change
	(in thousands)
Cash flow from financing activities:
Net payments from shares issued under share-based compensation plan	$(154)	$—	$(154)
Proceeds from long-term debt	—	235,000	(235,000)
Payments on long-term debt	(134,540)	(1,875)	(132,665)
Payments for financing costs	(2,664)	—	(2,664)
Net cash provided by (used in) financing activities	$(137,358)	$233,125	$(370,483)

The decrease in cash from financing activities for the three months ended March 31, 2017, as compared to the same period in 2016, resulted from no debt drawdown and higher debt payments. During the three months ended March

31, 2016, we drew $235.0 million under our 2013 Revolving Credit Facility. During the three months ended March 31, 2017, we made a  $76.0 million prepayment of the SSCF in accordance with our obligation to maintain the loan to rig value covenant in the SSCF at the required level as at December 31, 2016, we applied the cash collateral of $31.7 million to the next principal installments due in May 2017 under the SSCF, and we permanently repaid $25.0 million under the 2013 Revolving Credit Facility in connection with the Sixth Amendments.

Description of Indebtedness

For additional information, see Note 4 to our unaudited condensed consolidated financial statements included in this Form 6-K and Note 5 to our consolidated financial statements included in our 2016 Annual Report.

On January 20, 2017, we entered into the SSCF Sixth Amendment, which for the fiscal quarters ending on March 31, 2017 and June 30, 2017 (i) waives any breach of our obligation to comply with the maximum leverage ratio covenant and (ii) amends the net debt to applicable rigs covenant to require us to maintain such ratio at no greater than $400.0 million per rig, which in each case is calculated on the last day of the applicable fiscal quarter under the SSCF. In addition, the SSCF Sixth Amendment waives the application of the loan to rig value covenant in the SSCF on the next valuation date, June 30, 2017, and accordingly, such covenant will next be tested on December 31, 2017.

On January 20, 2017, we entered into the RCF Sixth Amendment, which for the fiscal quarters ending on March 31, 2017 and June 30, 2017 (i) waives any breach of our obligation to comply with the maximum leverage ratio covenant and (ii) amends the net debt to applicable rigs covenant to require us to maintain such ratio at no greater than $400.0 million per rig, which in each case is calculated on the last day of the applicable fiscal quarter under the 2013 Revolving Credit Facility. In addition, the RCF Sixth Amendment restricts our ability to grant additional liens or refinance certain existing indebtedness until the earlier of (i) our election and compliance with the maximum leverage ratio and net debt to applicable rigs covenants under the 2013 Revolving Credit Facility and (ii) publication of our financial results for the fiscal quarter ending September 30, 2017.

In consideration for the Sixth Amendments, we (i) permanently repaid and cancelled commitments for $25.0 million under the 2013 Revolving Credit Facility and (ii) we paid an amendment fee of $1 million, apportioned among the lenders under the SSCF and 2013 Revolving Credit Facility, and other fees and expenses associated with the Sixth Amendments. Concurrently with the execution of the Sixth Amendments, we made a $76.0 million prepayment of the SSCF, in accordance with our obligation to maintain the loan to rig value covenant in the SSCF at the required level as at December 31, 2016, and we applied $31.7 million of cash collateral pledged to the SSCF lenders to the next principal installments due in May 2017 under the SSCF.

7.25% Senior Secured Notes due 2017. In November 2012, Pacific Drilling V Limited (“PDV”), our indirect, wholly-owned subsidiary, completed a private placement to eligible purchasers of $500.0 million in aggregate principal amount of 7.25% senior secured U.S. dollar denominated notes due 2017 to fund the final construction costs related to the Pacific Khamsin. The 2017 Senior Secured Notes bear interest at 7.25% per annum, which is payable semiannually on June 1 and December 1, and mature on December 1, 2017. On October 5, 2016, we entered into an amendment to the indenture governing the 2017 Senior Secured Notes. The amendment modified a covenant in the indenture to allow the Company or certain of its subsidiaries (other than PDV) to incur indebtedness in an amount calculated with reference to the number of vessels owned by the Company or any of its subsidiaries (including PDV), based on a formula prescribed in the indenture. This amendment aligns this provision with the same provision in the indenture governing the Company’s 2020 Senior Secured Notes. Following this amendment, the Company drew the remaining $215.0 million available under its 2013 Revolving Credit Facility, which was previously limited by the secured debt incurrence covenant in the indenture governing the 2017 Senior Secured Notes. During the year ended December 31, 2016, we repurchased $60.6 million of our 2017 Senior Secured Notes for a purchase price of $23.6 million plus accrued interest. As of May 1, 2017, the outstanding balance under the 2017 Senior Secured Notes was $439.4 million.

Senior Secured Credit Facility. On February 19, 2013, Pacific Sharav S.à r.l. and Pacific Drilling VII Limited, and we, as guarantor, entered into the SSCF with a group of lenders to finance the construction, operation and other costs associated with the Pacific Sharav and the Pacific Meltem. In 2015, we completed the final drawdown under this facility, resulting in a cumulative total drawdown of $985.0 million.  As of May 1, 2017, the outstanding balance under the SSCF was $669.7 million with no undrawn capacity.

5.375% Senior Secured Notes due 2020. On June 3, 2013, we completed a private placement to eligible purchasers of $750.0 million in aggregate principal amount of 5.375% Senior Secured Notes due 2020. The 2020 Senior Secured Notes were sold at par, bear interest at 5.375% per annum, which is payable semiannually on June 1 and December 1, and mature on June 1, 2020. As of May 1, 2017, the outstanding balance under the 2020 Senior Secured Notes was $750.0 million.

Senior Secured Term Loan B due 2018. On June 3, 2013, we entered into a $750.0 million senior secured term loan. The Senior Secured Term Loan B matures on June 3, 2018. As of May 1, 2017, the outstanding balance under the Senior Secured Term Loan B was $721.9 million.

2013 Revolving Credit Facility. On June 3, 2013, we entered into the 2013 Revolving Credit Facility which, prior to the RCF Sixth Amendment, permitted loans to be extended up to a maximum limit of $500.0 million and permits letters of credit to be issued up to a maximum sublimit of $300.0 million, subject to a $500.0 million overall facility limit.  As of May 1, 2017, the outstanding balance under the 2013 Revolving Credit Facility was $475.0 million, with no undrawn capacity.

Derivative Instruments and Hedging Activities

We may enter into derivative instruments from time to time to manage our exposure to fluctuations in interest rates and foreign exchange rates. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting. See Note 7 to our unaudited condensed consolidated financial statements.

Off-Balance Sheet Arrangements

Currently, we do not have any off-balance sheet arrangements.

Contractual Obligations

The table below sets forth our contractual obligations as of March 31, 2017:

	Remaining
	nine months	For the years ending December 31,
	2017	2018-2019	2020-2021	Thereafter	Total
	(in thousands)
Contractual Obligations
Long-term debt(a)	$493,051	$1,812,849	$750,000	$—	$3,055,900
Interest on long-term debt(b)	121,443	143,954	17,021	—	282,418
Operating leases	1,725	4,281	4,281	5,942	16,229
Purchase obligations(c)	34,298	263	48	—	34,609
Total contractual obligations(d)	$650,517	$1,961,347	$771,350	$5,942	$3,389,156

(a)	Includes current maturities of long-term debt. Amounts are based on principal balances, excluding debt discounts.
(b)

Interest payments are based on our existing outstanding borrowings as of March 31, 2017. Amounts assume no refinancing or restructuring of existing long-term debt and no prepayments. For fixed rate debt, interest has been calculated using stated rates. For variable rate LIBOR based debt, interest has been calculated using current LIBOR as of March 31, 2017 and includes the impact of our outstanding interest rate swaps.

(c)

Purchase obligations are agreements to purchase goods and services that are enforceable and legally binding,  that specify all significant terms, including the quantities to be purchased, price provisions and the approximate timing of the transactions, which includes our purchase orders for goods and services entered into in the normal course of business.

(d)

Contractual obligations do not include approximately $35.5 million of liabilities from unrecognized tax benefits related to uncertain tax positions, included on our condensed consolidated balance sheet as of March 31, 2017. We are unable to specify with certainty the future periods in which we may be obligated to settle such amounts.

Some of the figures included in the table above are based on estimates and assumptions about these obligations, including their duration and other factors. The contractual obligations we will actually pay in future periods may vary from those reflected in the tables.

Critical Accounting Estimates and Policies

The preparation of unaudited condensed consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions impact the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the balance sheet date and the amounts of revenues and expenses recognized during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, including those related to allowance for doubtful accounts, financial instruments, depreciation of property and equipment, impairment of long-lived assets, long-term receivables, income taxes, share-based compensation and contingencies. We base our estimates and assumptions on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.

For a discussion of the critical accounting policies and estimates that we use in the preparation of our unaudited condensed consolidated financial statements, see Item 5, “Operating and Financial Review and Prospects—Critical Accounting Estimates and Policies” in our 2016 Annual Report. During the three months ended March 31, 2017, there have been no material changes to the judgments, assumptions and estimates upon which our critical accounting estimates are based. Significant accounting policies and recently issued accounting standards are discussed in Note 2 to our unaudited condensed consolidated financial statements in this Form 6-K and in Note 2 to our consolidated financial statements included in our 2016 Annual Report.

FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this Form 6-K constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “believe,” “estimate,” “expect,” “forecast,” “our ability to,” “plan,” “potential,” “projected,” “target,”  “would,” or other similar words, which are generally not historical in nature. The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Our forward-looking statements express our current expectations or forecasts of possible future results or events, including our future financial and operational performance; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; contract dayrates; our business strategies and plans and objectives of management; estimated duration of client contracts; backlog; our ability to repay our debt; our expectations regarding potential future covenant defaults on our long-term debt; expected capital expenditures and projected costs and savings.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees and actual future results may differ materially due to a variety of factors.  These statements are subject to a number of risks and uncertainties, many of which are beyond our control.

Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high-specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our substantial level of indebtedness;  possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; our ability to obtain waivers of or amendments to our maximum leverage ratio covenant at the end of the third quarter of 2017 if necessary, or with respect to other potential future debt covenant defaults; our ability to continue as a going concern and any potential bankruptcy proceeding; and our ability to repay debt and adequacy of and access to sources of liquidity; and the other risk factors described in our 2016 Annual Report and our Current Reports on Form 6-K.  These documents are available through our website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov.

Item 3 — Quantitative and Qualitative Disclosure about Market Risk

We are exposed to certain market risks arising from the use of financial instruments in the ordinary course of business. These risks arise primarily as a result of potential changes in the fair market value of financial instruments that would result from adverse fluctuations in interest rates and foreign currency exchange rates as discussed below. We have entered, and in the future may enter, into derivative financial instrument transactions to manage or reduce market risk, but we do not enter into derivative financial instrument transactions for speculative or trading purposes.

Interest Rate Risk. We are exposed to changes in interest rates through our variable rate long-term debt. We use interest rate swaps to manage our exposure to interest rate risks. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. As of March 31, 2017, our net exposure to floating interest rate fluctuations on our outstanding debt was $635.5 million, based on floating rate debt of $1,748.0 million less the $1,112.5 million notional principal of our floating to fixed interest rate swaps. A 1% increase or decrease to the overall variable interest rate charged to us would thus increase or decrease our interest expense by approximately $6.4 million on an annual basis as of March 31, 2017.

Foreign Currency Exchange Rate Risk. We are exposed to foreign exchange risk associated with our international operations. For a discussion of our foreign exchange risk, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in our 2016 Annual Report. There have been no material changes to these previously reported matters during the three months ended March 31, 2017.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

See Note 9 to our unaudited condensed consolidated financial statements.

Item 1A — Risk Factors

In addition to the other information set forth in this report, you should carefully consider the risk factors previously disclosed under Item 3.D, “Risk Factors” in our 2016 Annual Report, which could materially affect our business, financial condition or future results. There have been no significant changes in our risk factors as described in our 2016 Annual Report.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3 — Defaults Upon Senior Securities

None.

Item 4 — Mine Safety Disclosures

Not applicable.

Item 5 — Other Information

None.

Item 6 — Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated: May 5, 2017	By	/s/ Paul T. Reese
Paul T. Reese
Chief Financial Officer